                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)



                          UNIVISION COMMUNICATIONS INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                    914906102
                                 (CUSIP Number)


                                 ---------------



                               Page 1 of 10 Pages
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                                  SCHEDULE 13G

CUSIP NO.:  914906102

(1)      NAME OF REPORTING PERSON:  Gustavo A. Cisneros

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               /X/

         (b)               / /

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION: Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (5)      SOLE VOTING POWER:  -0-

         (6)      SHARED VOTING POWER:  4,459,290 shares of Class A
                                        Common Stock

         (7)      SOLE DISPOSITIVE POWER:  -0-

         (8)      SHARED DISPOSITIVE POWER:   4,459,290 shares of Class A
                                              Common Stock

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,459,290 shares of Class A Common Stock

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES(1)           /X/

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         27% of Class A Common Stock

(12)     TYPE OF REPORTING PERSON:  IN

--------

(1) Excludes warrants to purchase an aggregate of 6,859,425 shares of Class V Convertible Common Stock which may be exercised only to the extent that such exercise would not cause a violation of the Communications Act of 1934, as amended.


                               Page 2 of 10 Pages
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                                  SCHEDULE 13G

CUSIP NO.:  91406102

(1)      NAME OF REPORTING PERSON:  Ricardo Cisneros

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |X|

         (b)               / /

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (5)      SOLE VOTING POWER:  -0-

         (6)      SHARED VOTING POWER:  4,459,290 shares of Class A
                                        Common Stock

         (7)      SOLE DISPOSITIVE POWER:  -0-

         (8)      SHARED DISPOSITIVE POWER:   4,459,290 shares of Class A
                                              Common Stock

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,459,290 shares of Class A Common Stock

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES(1)                        /X/

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         27% of Class A Common Stock

(12)     TYPE OF REPORTING PERSON:  IN


                               Page 3 of 10 Pages
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                                  SCHEDULE 13G

CUSIP NO.:  914906102

(1)      NAME OF REPORTING PERSON:  Venevision International Limited

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               /X/

         (b)               / /

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (5)      SOLE VOTING POWER:  -0-

         (6)      SHARED VOTING POWER:  4,306,431 shares of Class A
                                        Common Stock

         (7)      SOLE DISPOSITIVE POWER:  -0-

         (8)      SHARED DISPOSITIVE POWER:   4,306,431 shares of Class A
                                              Common Stock

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,306,431 shares of Class A Common Stock

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES(1)                    /X/

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         27% of Class A Common Stock

(12)     TYPE OF REPORTING PERSON:  CO


                               Page 4 of 10 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Univision Communications Inc. (the "Issuer")


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1999 Avenue of the Stars
                  Suite 3050
                  Los Angeles,California 90067



ITEM 2(a).        NAME OF PERSON FILING:
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
ITEM 2(c).        CITIZENSHIP:

                  Gustavo A. Cisneros
                  Quinta "La Canada"
                  Callejon Galipan, Calle El Parque
                  Caracas, Venezuela

                  Ricardo J. Cisneros
                  c/o Guri Organizacion de Servicios C.A.
                  Paseo Enrique Eraso
                  Centro Comercial Paseo Las Mercedes
                  Piso 2
                  Caracas, Venezuela

                  Venevision International Limited
                  Omar Hodge Building
                  Wickham's Cay, Road Town
                  Tortola, British Virgin Islands


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock(2)


ITEM 2(e).        CUSIP NUMBER:

                  914906102

--------

(2) The securities that give rise to each Reporting Person's reporting obligation are shares of Class V Common Stock, which are convertible into Class A Common Stock on a share for share basis. Pursuant to Rule 13d-3(d)(1)(i), such shares of Class V Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the person filing this report.


                               Page 5 of 10 Pages
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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES
                  13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON
                  FILING IS A:

         (a)      / /  Broker or dealer registered under Section 15 of the Act,

         (b)      / /  Bank as defined in Section 3(a)(6) of the Act,

         (c)      / /  Insurance Company as defined in Section 3(a)(19) of the
                       Act,

         (d)      / /  Investment Company registered under Section 8 of the
                       Investment Company Act,

         (e)      / /  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

         (f)      / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 13d-1(b)(1)(ii)(F),

         (g)      / /  Parent Holding Company, in accordance with Rule 13d-1(b)
                       (ii)(G); see Item 7,

         (h)      / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.     OWNERSHIP.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)      Amount beneficially owned:

                Gustavo A. Cisneros -              4,459,290 shares of
                                                   Class A Common Stock

                Ricardo Cisneros -                 4,459,290 shares of
                                                   Class A Common Stock

                Venevision International
                Limited -                          4,306,431 shares of
                                                   Class A Common Stock

       (b)      Percent of class:

                Gustavo A. Cisneros -              27% of Class A
                                                   Common Stock


                               Page 6 of 10 Pages
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                Ricardo Cisneros -                 27% of Class A
                                                   Common Stock

                Venevision International
                Limited -                          27% of Class A
                                                   Common Stock


       (c)      Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote: -0-


                (ii)     Shared power to vote or to direct the vote:

                Gustavo A. Cisneros -              4,459,290 shares of
                                                   Class A Common Stock

                Ricardo Cisneros -                 4,459,290 shares of
                                                   Class A Common Stock

                Venevision International
                Limited  -                         4,306,431 shares of
                                                   Class A Common Stock


                (iii)     Sole power to dispose or to direct the
                          disposition of: -0-


                (iv) Shared power to dispose or to direct the disposition of:

                Gustavo A. Cisneros -              4,459,290 shares of
                                                   Class A Common Stock

                Ricardo Cisneros -                 4,459,290 shares of
                                                   Class A Common Stock

                Venevision International
                Limited  -                         4,306,431 shares of
                                                   Class A Common Stock

         Each of Gustavo and Ricardo Cisneros disclaims beneficial ownership of all of the above shares of Class A Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following / /.



                               Page 7 of 10 Pages
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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE
                  SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP.

                  See Exhibit A attached hereto


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable


ITEM 10.          CERTIFICATION.

                  Not applicable


                  The Reporting Persons' holdings as reported herein should not be construed as a recommendation to buy, sell or hold securities of the Issuer.



                               Page 8 of 10 Pages
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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



February 21, 1997


                                      /s/ Gustavo  A. Cisneros
                                      __________________________________
                                      Gustavo A. Cisneros


                                      /s/ Ricardo Cisneros
                                      __________________________________
                                      Ricardo Cisneros


                                      VENEVISION INTERNATIONAL
                                      LIMITED

                                      By:      /s/ Alejandro Rivera
                                         ______________________________
                                         Name: Alejandro Rivera


                              Page 9 of 10 Pages